0-28798

P.E. 3-1-02

02026375

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2002

Harmony Gold Mining Company Limited

PO Box 2
Randfontein, 1760
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

Harmony Gold Mining Co. Ltd.
NEWS RELEASE

For immediate release
Friday
8 March 2002
For further details
contact:

SOUTH-AFRICA

Bernard Swanepoel
on +27(0)83-303-9922

AUSTRALIA

Ted Grobicki
on +27(0)83-375-4345

or

Peter Bacchus
on +61(0)410-679-736

Issued by Harmony Gold Mining Company Limited

Contact:
Corné Bobbert
Tel +27 11 412 1450
Fax +27 11 692 3879,
Mobile +27 83 380 6614

E-mail:
cbobbert@harmony.co.za

Web Site:
www.harmony.co.za

HARMONY GAINS CONTROL OF HILL 50 LIMITED

Johannesburg, 8 March 2002 - Harmony today announced that its shareholding in Hill 50 Limited had reached 53.1%. Harmony also has a relevant interest in 77.5% of the Hill 50 listed options.

As a result of the acceptances and on-market purchases to-date, Harmony now has shareholder control of Hill 50.

Bernard Swanepoel, chief executive, commented, "We are obviously very pleased with the progress being made with more than a week to go. The acceptances by such a large portion of Hill 50 shareholders at such an early stage confirms the fair value of the Harmony offer. We encourage all remaining Hill 50 shareholders to accept the Harmony offer as soon as possible."

The Harmony offers are scheduled to close on 15 March 2002.

Ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 19, 2002

Harmony Gold Mining Company Limited

By: ______________________________
Name: Fred Baker
Title: Company Secretary